Exhibit 99.1

CONTACTS

Fred Hawrysh Senior Vice President, Corporate Affairs 1.646 223 5285 fred.hawrysh@thomsonreuters.com	Frank Golden Senior Vice President, Investor Relations 1.646 223 5288 frank.golden@thomsonreuters.com

Victoria Brough Head of Corporate Communications, EMEA +44 (0) 207 542 8763 victoria.brough@thomsonreuters.com

NEWS RELEASE	FOR IMMEDIATE RELEASE

Thomson Reuters Reports Third-Quarter 2008 Results

Pro forma revenues up 8%

Underlying operating profit up 17%; related margin up 160 basis points

2008 financial outlook reconfirmed

Integration ahead of plan; $550 million of run-rate savings through September 30

NEW YORK, NY, November 12, 2008 –Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL; NASDAQ: TRIN), the world’s leading source of intelligent information for businesses and professionals, today reported results for the third quarter ended September 30, 2008.   Thomson Reuters had revenues of $3.3 billion, an increase of 8% compared to 2007 pro forma third quarter revenues.(1)   On a GAAP basis, revenues increased 86% over the prior-year period, primarily due to the Reuters acquisition, which was completed on April 17, 2008.  For the quarter, diluted earnings per common share were $0.46 and pro forma adjusted earnings per share were $0.48.

“Our results demonstrate the strength, breadth and balance of our company, as our business continued to perform well in the third quarter and our integration plan began to deliver accelerated early savings,” said Thomas H. Glocer, chief executive officer of Thomson Reuters.  “The strong growth and profitability of our large Professional Division highlighted its ability to perform well through the economic cycle, while our Markets Division delivered good results despite extreme conditions in global financial markets.

“We are benefiting from our business model which focuses on achieving leading positions in key professional markets, seeking profitable growth in emerging as well as developed markets and providing our customers with deeply relevant content and services via superior product platforms.

“Our revenue growth rates continue to lead our markets and, coupled with integration savings and cost discipline, will help drive continuing profit growth.  Moreover, our ability to translate profits into cash flow, supported by our strong balance sheet and liquidity, should allow us to take advantage of investment opportunities that may result from market disruptions while maintaining a disciplined approach to capital allocation,” said Mr. Glocer.

(1) Pro forma financial information disclosed in this news release assumes that Thomson’s acquisition of Reuters closed on January 1, 2007. Thomson Reuters believes that pro forma financial information provides more meaningful period-to-period comparisons of its performance because Reuters results prior to the April 17, 2008 closing are not included in GAAP results.  For more information, see the explanatory note on page 7.

thomsonreuters.com

Consolidated Pro Forma Financial Highlights – Third-Quarter 2008

•                  Revenues increased 8% on a pro forma basis to $3.3 billion, with continued solid contributions from key businesses in both the Professional and Markets divisions.

•                  Pro forma underlying operating profit grew 17% to $676 million.  Pro forma underlying operating profit excludes amortization of intangibles, fair value adjustments, and costs associated with integration and synergy programs.

•                  Pro forma underlying operating profit margin increased 160 basis points to 20.3%.

Professional Division

•                  Revenues increased 10% in the third quarter to $1.4 billion, driven by 6% organic revenue growth and 4% growth from acquisitions.  Online, software and services revenues grew 8% organically in the quarter and represented 73% of total revenues.  Print and CD revenues declined slightly in the quarter and represented 27% of total revenues.

•                  Operating profit was $391 million, an 11% increase from the prior-year period.  Operating profit margin for the third quarter was 28.9%, representing a 50 basis point improvement compared with the same period in 2007.  Operating profit growth and margin expansion were due to strong revenue flow-through and the impact of efficiency initiatives.

Legal

•                  Revenues increased 7% to $912 million.  Organic revenue growth was 6% reflecting strong online, software and services revenues and the continued growth of Westlaw, which were somewhat offset by softness in ancillary revenue. Growth from acquisitions was 1%.  Software and Services continued to demonstrate significant growth led by new sales at FindLaw and Elite.  Demand for online services remained robust, growing 6% overall and 18% outside of the United States.

•                  Operating profit grew 13% to $307 million.  The corresponding operating profit margin increased 170 basis points to 33.7% driven by strong revenue flow-through and efficiency initiatives.

Tax & Accounting

•                  Revenues increased 31% to $186 million.  Organic revenues grew 9%, and growth from acquisitions was 22%. Organic revenue growth was driven by strong performances in all segments led by core products such as Checkpoint, UltraTax and InSource.  Revenue growth from acquisitions was driven by the additions of TaxStream and Property Tax Services in the first quarter of 2008 and the fourth quarter of 2007, respectively.

•                  Operating profit grew 31% to $34 million driven by revenue flow-through and the reduced impact of purchase accounting adjustments, primarily related to Property Tax Services.  The corresponding operating profit margin was 18.3%, unchanged from the third quarter of 2007.  The margin for the fourth quarter is expected to be up versus the prior-year period as the impact of purchase accounting adjustments normalizes.  For the full year, the margin is expected to be down slightly due to these purchase accounting adjustments and a different revenue mix.  Historically, the Tax & Accounting segment has generated over one-third of its revenues and over 50% of its profit in the fourth quarter.

Scientific

•                  Revenues grew 8% to $150 million.  Organic revenue growth was 3% and acquisitions added 5%.  Pro forma results for Scientific exclude the impact of Dialog which was sold in July 2008.  Organic revenue growth in the third quarter was driven by Web of Science and ISI Web of Knowledge subscription growth.

•                  Operating profit grew 5% to $40 million and the related margin decreased 60 basis points to 26.7%.  Operating profit margin was impacted by incremental investments in Asia and the impact of lower initial margins from the Prous Science acquisition which closed in the third quarter of 2007.

Healthcare

•                  Revenues were $104 million, up 2%, all organic, compared to the prior-year period.  Growth in the quarter was led by the Payer business, driven by double-digit organic growth from the Medstat Advantage Suite.  Revenue growth in the quarter was adversely impacted by a decline in PDR (Physicians’ Desk Reference) revenues compared to the prior year. Thomson Reuters is currently exploring the possible sale of PDR.

•                  Operating profit was $10 million compared to $15 million in the prior-year period.  The corresponding operating profit margin for the quarter was 9.6%, compared to 14.7% in the third quarter of 2007.  Operating profit and margin were affected in part by the decline in PDR revenues.  Historically, the Healthcare segment has generated over one-third of its revenues and approximately 70% of its profits in the fourth quarter.

Markets Division

•                  Revenues increased 7% on a pro forma basis to $2 billion, with organic revenue growth of 5% and foreign exchange contributing 2%.  Growth was driven by strength in the Investment & Advisory, Enterprise and Sales & Trading businesses. Revenue growth in Asia continued to lead all geographic areas by increasing 11%, with the Europe, Middle East and Africa region growing 6% and the Americas up 4%.

•                  Operating profit increased 20% on a pro forma basis to $346 million.  Operating profit margin expanded 190 basis points on a pro forma basis to 17.5% in the quarter compared to the prior year, reflecting the continued benefits of synergies and efficiency initiatives.

Sales & Trading

•                  Revenues increased 5% on a pro forma basis from the prior year, 3% of which was organic and 2% was due to foreign exchange, to $964 million. All asset classes posted positive growth compared to the prior year.  Growth was driven by the Treasury and Commodities & Energy businesses with particular strength recorded by foreign exchange products due to continued volatility and growth in transaction volumes.   Market volatility also contributed to the solid growth in Commodities & Energy and in Tradeweb.

Investment & Advisory

•                  Revenues increased 9% on a pro forma basis to $600 million. Organic revenue growth was 7% and acquisitions contributed 2%.  Growth was primarily due to continued strong performances by the Corporate and Investment Management businesses, up 18% and 13%, respectively.  Corporate continued to benefit from a broader sales channel, including selling into Europe and Asia. Growth in the Investment Management business was driven by demand for advanced analytics products, including Market QA and Starmine.  Investment Banking revenue had a slight organic revenue decline in the quarter due to the impact of economic conditions on its customer base.

Enterprise

•                  Revenues increased 11% on a pro forma basis, 8% of which was organic and 3% of which was due to foreign exchange, to $307 million.  Enterprise growth was driven by continued customer demand for datafeeds, particularly in areas such as pricing and reference data, including Reuters Datascope Real Time.  The PORTIA suite of products grew 18%, driven by strong activity in its customer base, upgrades to new releases and demand for new modules.

Media

•                  Media revenues were $111 million, representing a 5% increase from pro forma revenues a year ago.  Organic revenue growth was 2% and foreign exchange contributed 3%.  Growth from the Agency business, which increased 3%, was offset by the discontinuation of Thomson Financial News, which was replaced by the Reuters News offering, and slower growth in the Consumer and Professional businesses, primarily due to weaker advertising revenues.

Corporate and Other

•                  Pro forma Corporate and Other expenses were $85 million in the third quarter, a decrease of $25 million from the $110 million of expenses in the third quarter of 2007.  The decrease reflected significantly higher fair value benefits from embedded foreign currency derivatives in customer contracts.  Excluding these benefits, corporate costs increased $58 million due to an incremental $61 million in integration and synergy costs.  Core corporate costs were down slightly from the prior-year period.

Consolidated Financial Highlights – First Nine Months of 2008

•                  Pro forma revenues increased 11% to $10 billion driven by 7% organic revenue growth with 2% growth from acquisitions and 2% from foreign exchange.  Growth was attributable to solid contributions from all key businesses.

•                  Pro forma revenues were 57% from the Americas, 33% from Europe, the Middle East and Africa, and 10% from Asia.

•                  Pro forma underlying operating profit was $2 billion, representing a 21% increase from the same period a year ago.  Pro forma underlying operating profit excludes amortization of intangible assets, impairment of assets held for sale, fair value adjustments, and costs associated with integration and synergy programs.

•                  Pro forma underlying operating profit margin was 19.6%, an increase of 170 basis points compared to the same period a year ago.

•                  Net cash provided by operations, on a GAAP basis, for the nine months ended September 30, 2008, was $1.8 billion compared to $1.2 billion in the same period a year ago.  Free cash flow was $1.1 billion for the first nine months.  After adjusting for one-time cash costs related to the Reuters acquisition and integration-related costs, free cash flow was $1.5 billion.

Consolidated GAAP Financial Highlights – Third-Quarter 2008 (GAAP financial information does not include the results of Reuters prior to the closing date of April 17, 2008.)

•                  Revenues were $3.3 billion compared to $1.8 billion in the prior-year period, with the increase primarily due to the acquisition of Reuters.

•                  Operating profit was $493 million, compared to $310 million in the third quarter of 2007, as additional profit from existing businesses and the Reuters acquisition offset costs associated with the acquisition as well as integration programs.

•                  At September 30, 2008, Thomson Reuters had achieved run-rate savings of $550 million from its integration programs.  The cash cost required to achieve these savings through September 30, 2008, was approximately $237 million.

•                  Earnings attributable to common and ordinary shares were $380 million, or $0.46 per share, compared to $3 billion, or $4.61 per share, in the same period in 2007.  Earnings in the third quarter of 2007 included $2.7 billion related to discontinued operations, net of tax, primarily related to the gain from the sale of Thomson Learning’s higher education assets.

•                  Net cash provided by operations in the third quarter was $592 million compared to $427 million a year ago.  Free cash flow was $332 million and, after adjusting for one-time cash costs related to the Reuters acquisition and integration-related costs, free cash flow was $457 million.

2008 Business Outlook for Thomson Reuters

On May 1, 2008, Thomson Reuters provided a business outlook for 2008 on a pro forma basis (which assumes Thomson acquired Reuters on January 1, 2007).  Based on the year-to-date results, Thomson Reuters is confident in confirming this outlook for revenue and underlying operating profit margin and increasing the outlook for free cash flow margin.

•                  Pro forma revenue growth (excluding currency effects) is estimated to be between 6% and 8%.

•                  Pro forma underlying operating profit margin is estimated to be between 19% and 21%.

•                  The outlook for free cash flow margin, excluding synergy and integration costs, has been raised and is now estimated to be between 13% and 15% of revenues.

Share Buyback Program

In July 2008, Thomson Reuters completed its $500 million share repurchase program less than three months after its announcement in April 2008. The program resulted in the buyback of approximately 16.5 million ordinary shares of Thomson Reuters PLC.  Thomson Reuters subsequently repurchased an additional $21 million, or 912,350 shares, of Thomson Reuters PLC during the third quarter.

Thomson Reuters plans to continue to repurchase shares from time to time as part of its capital management strategy.  Decisions regarding any future repurchases will be based on market conditions, share price and other factors, including opportunities to invest capital for growth.   Thomson Reuters may elect to suspend or discontinue share repurchases at any time in accordance with applicable laws.

Dividend

As previously announced, Thomson Reuters will pay a dividend of $0.27 per share on December 15, 2008, to shareholders of record as of November 21, 2008.

About Thomson Reuters

Thomson Reuters is the world’s leading source of intelligent information for businesses and professionals.  We combine industry expertise with innovative technology to deliver critical information to leading decision makers in the financial, legal, tax and accounting, scientific, healthcare and media markets, powered by the world’s most trusted news organization. With headquarters in New York and major operations in London and Eagan, Minnesota, Thomson Reuters employs more than 50,000 people in 93 countries.  Thomson Reuters shares are listed on the New York Stock Exchange (NYSE: TRI); Toronto Stock Exchange (TSX: TRI); London Stock Exchange (LSE: TRIL); and Nasdaq (NASDAQ: TRIN). For more information, go to www.thomsonreuters.com.

Thomson Reuters will webcast a discussion of its third-quarter results today beginning at 10:00 a.m. U.S. Eastern Standard Time (EST)/ 3:00 p.m. GMT.  To participate in the webcast, please visit www.thomsonreuters.com and click the “Investor Relations” link located at the top of the page and then “Earnings Webcasts” on the left side of the “Investor Relations” page.  A copy of this news release along with slides and other materials for the webcast are available at www.thomsonreuters.com.

Thomson Reuters Corporation is incorporated in Ontario, Canada with a registered office at Suite 2706, Toronto Dominion Bank Tower, P.O. Box 24, Toronto-Dominion Centre, Toronto, Ontario M5K 1A1, Canada. Thomson Reuters PLC (registered no. 06141013) is registered in England & Wales with a registered office at The Thomson Reuters Building, South Colonnade, Canary Wharf, London E14 5EP, United Kingdom. Thomson Reuters primary financial statements are the consolidated financial statements of Thomson Reuters Corporation. Those statements account for Thomson Reuters PLC as a subsidiary.

This news release includes certain non-GAAP financial measures, including pro forma financial information as described herein. Thomson Reuters uses these non-GAAP financial measures as supplemental indicators of its operating performance and financial position. These measures do not have any standardized meanings prescribed by Canadian GAAP and therefore are unlikely to be comparable to the calculation of similar measures used by other companies, and should not be viewed as alternatives to measures of financial performance calculated in accordance with Canadian GAAP. Non-GAAP financial measures (other than pro forma financial information) are defined and reconciled to the most directly comparable Canadian GAAP measures in the following tables.

PRO FORMA FINANCIAL INFORMATION

Pro forma financial information included in this news release is for information purposes only and is unaudited. The pro forma financial information was prepared in U.S. dollars in a manner consistent with accounting policies that applied to Thomson under Canadian GAAP prior to the closing of the acquisition and which currently apply to Thomson Reuters as though Reuters was acquired on January 1, 2007. The pro forma financial information should not be considered indicative of actual balance sheet data or operating results that would have been achieved had Thomson acquired Reuters on January 1, 2007, or of results which may occur in the future. The pro forma financial information should be read in conjunction with historical financial results for Thomson and Reuters. Pro forma information reflects the estimated impacts of purchase accounting but excludes deal-related expenses.  The impacts of purchase accounting are based on preliminary estimates and are therefore subject to change during the course of 2008 pending a final valuation of the Reuters net assets.

CAUTIONARY NOTE CONCERNING FACTORS THAT MAY AFFECT FUTURE RESULTS

This news release, in particular the section under the heading “2008 Business Outlook for Thomson Reuters”, includes forward-looking statements that are based on certain assumptions and reflect Thomson Reuters current expectations. Forward-looking statements are those that are not historical facts and also include Thomson Reuters expectations about its future prospects.  Forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Some of the factors that could cause actual results to differ materially from current expectations include risks related to Thomson Reuters ability to achieve the anticipated benefits from the Reuters transaction and other integration program initiatives (including within the time periods currently expected), develop additional products and services to meet customers’ needs, attract new customers, general economic conditions and actions of competitors.   These and other factors are discussed in materials that Thomson Reuters Corporation and Thomson Reuters PLC from time to time file with, or furnish to, securities regulatory authorities.

In reconfirming its Business Outlook, Thomson Reuters material assumptions were that (i) there will be no further changes to worldwide macroeconomic conditions existing as of the date of this news release; (ii) there will be no material adverse events which will have a significant impact on Thomson Reuters financial results; (iii) a portion of Thomson Reuters anticipated 2008 revenue growth will come from tactical acquisitions made during the year; (iv) the anticipated 2008 underlying operating profit margin includes benefits of savings programs and excludes synergy and integration costs, acquisition-related expenses of amortization of intangibles, and impairments; (v) the anticipated 2008 free cash flow margin excludes synergy and integration-related costs; (vi) the Outlook includes integration-related costs together with various cost savings initiatives; (vii) the Outlook assumes Thomson had acquired Reuters on January 1, 2007; and (viii) the Outlook includes preliminary estimates of pro forma adjustments based on estimated fair values of assets.

Thomson Reuters disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law, rule or regulation.

Pro Forma Thomson Reuters

Division and Business Segment Information

(millions of U.S. dollars)

(unaudited)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2008	2007	Change	2008	2007	Change
Pro Forma Revenues
Legal	$912	$851	7%	$2,644	$2,443	8%
Tax & Accounting	186	142	31%	580	457	27%
Scientific	150	139	8%	445	406	10%
Healthcare	104	102	2%	308	294	5%
Professional Division	1,352	1,234	10%	3,977	3,600	10%
Sales & Trading	964	914	5%	2,940	2,713	8%
Investment & Advisory	600	551	9%	1,789	1,622	10%
Enterprise	307	276	11%	945	806	17%
Media	111	106	5%	344	313	10%
Markets Division	1,982	1,847	7%	6,018	5,454	10%
Intercompany eliminations	(1)	(3)		(8)	(13)
Pro Forma Revenues – Ongoing Businesses(1)	3,333	3,078	8%	9,987	9,041	10%
Purchase accounting differences(1)	—	—		—	(86)
Disposals(2)	—	21		42	65
Pro Forma Revenues	3,333	3,099	8%	10,029	9,020	11%

Pro Forma Operating Profit
Legal	307	272	13%	853	772	10%
Tax & Accounting	34	26	31%	106	95	12%
Scientific	40	38	5%	117	111	5%
Healthcare	10	15	-33%	23	28	-18%
Professional Division	391	351	11%	1,099	1,006	9%
Markets Division	346	289	20%	1,061	791	34%
Corporate and Other	(85)	(110)		(362)	(318)
Amortization	(158)	(162)		(474)	(477)
Pro Forma Operating profit – Ongoing Businesses(1)	494	368	34%	1,324	1,002	32%
Purchase accounting differences(1)	—	—		—	(86)
Disposals(2)	(1)	3		5	9
Impairment of assets held for sale	—	—		(72)	—
Pro Forma Operating Profit	$493	$371	33%	$1,257	$925	36%

Pro Forma Thomson Reuters

Reconciliation of Operating Profit to Underlying Operating Profit

(millions of U.S. dollars)

(unaudited)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2008	2007	Change	2008	2007	Change

Pro Forma Operating Profit	$493	$371	33%	$1,257	$925	36%
Adjustments:
Amortization	158	162		474	477
Purchase accounting differences	—	—		—	86
Disposals	1	(3)		(5)	(9)
Impairment of assets held for sale	—	—		72	—
Fair value adjustments	(61)	22		(77)	52
Integration and synergy costs	85	24		239	85
Pro Forma Underlying Operating Profit(3)	$676	$576	17%	$1,960	$1,616	21%
Pro Forma Underlying Operating Profit Margin %	20.3%	18.7%		19.6%	17.9%

Pro Forma Thomson Reuters

Reconciliation of Underlying Operating Profit to Adjusted Earnings From Continuing Operations

(millions of U.S. dollars, except per share data)

(unaudited)

	Three Months Ended September 30, 2008	Nine Months Ended September 30, 2008

Pro Forma Underlying Operating Profit(3)	$676	$1,960
Integration and synergy costs	(85)	(239)
Net interest expense(4)	(107)	(332)
Income taxes(5)	(80)	(225)
Tradeweb ownership interests	(3)	(9)
Dividends declared on preference shares	(1)	(4)
Pro Forma Adjusted Earnings – Ongoing Businesses(6)	$400	$1,151
Pro Forma Adjusted Basic Earnings Per Share – Ongoing Businesses	$0.49	$1.39
Pro Forma Adjusted Diluted Earnings Per Share – Ongoing Businesses	$0.48	$1.38

Pro forma basic weighted average common and ordinary shares(7)	823.8	829.6
Pro forma diluted weighted average common and ordinary shares(8)	829.4	834.4

Pro Forma Thomson Reuters

Division and Business Segment Depreciation

 (millions of U.S. dollars)

(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
Pro Forma Depreciation by Segment	2008	2007	2008	2007
Professional Division
Legal	$(60)	$(53)	$(176)	$(153)
Tax & Accounting	(7)	(4)	(22)	(15)
Scientific	(9)	(8)	(25)	(21)
Healthcare	(6)	(6)	(19)	(17)
Professional Division	(82)	(71)	(242)	(206)
Markets Division	(126)	(135)	(373)	(389)
Corporate and Other	(4)	(4)	(8)	(10)
Pro Forma Depreciation – Ongoing Businesses	(212)	(210)	(623)	(605)
Disposals	—	(1)	(1)	(2)
Total Pro Forma Depreciation	$(212)	$(211)	$(624)	$(607)

(1)

Pro forma revenues from ongoing businesses and pro forma operating profit from ongoing businesses exclude the results of disposals (see note (2) below). Further, these amounts exclude initial one-time purchase accounting adjustments related to acquired revenue and reflect current estimates of all other ongoing purchase accounting adjustments. In order to reconcile these amounts to the 2007 pro forma revenues and operating profit disclosed in the Thomson Reuters PLC annual report on Form 20-F for the year ended December 31, 2007, the one-time adjustment to revenue as well as the variance to the earlier estimate of ongoing purchase accounting adjustments are reflected in the line “Purchase accounting differences.”

(2)	Disposals include the results of businesses sold or held for sale that do not qualify as discontinued operations.
(3)

Pro forma underlying operating profit is operating profit adjusted for amortization of acquired intangible assets, the impairment of assets held for sale, costs associated with the integration of Reuters, expenses for corporate efficiency initiatives, and other items affecting comparability. Pro forma underlying operating profit excludes the results of disposals as well as the initial one-time purchase accounting adjustments related to acquired revenue and the variance to earlier estimates of ongoing purchase accounting adjustments as described in note (1) above. Pro forma underlying operating profit margin is the pro forma underlying operating profit expressed as a percentage of pro forma ongoing revenues.

(4)

Pro forma net interest expense for the three months ended September 30, 2008 equals actual interest expense. Pro forma net interest expense for the nine months represents a pro rata portion of full year pro forma interest expense of $450 million through June 2008 plus actual net interest expense for the three months ended September 30, 2008.

(5)	Pro forma income taxes are calculated using an effective tax rate of 25%.
(6)

Pro forma adjusted earnings from ongoing operations and pro forma adjusted earnings per share from ongoing operations include costs associated with the integration of Reuters and certain expenses for corporate efficiency initiatives, but exclude non-recurring items, discontinued operations, the results of disposals (see note (2) above) and other items affecting comparability. Pro forma adjusted earnings per share from ongoing operations does not represent actual earnings per share attributable to shareholders.

(7)

Pro forma basic weighted average common and ordinary shares includes approximately 194.1 million Thomson Reuters PLC shares issued to former Reuters Group PLC shareholders on April 17, 2008 as if the shares were outstanding from January 1, 2008, the beginning of the periods presented.

(8)

Pro forma diluted weighted average common and ordinary shares includes the effect of Reuters Group PLC options and other awards assumed in the acquisition from January 1, 2008, the beginning of the periods presented.

Thomson Reuters Corporation

Consolidated Statement of Earnings

(millions of U.S. dollars, except per share data)

(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2008	2007	2008	2007

Revenues	$3,333	$1,796	$8,295	$5,263
Cost of sales, selling, marketing, general and administrative expenses	(2,470)	(1,304)	(6,333)	(3,839)
Depreciation	(212)	(116)	(525)	(348)
Amortization	(158)	(66)	(361)	(189)
Impairment of assets held for sale	—	—	(72)	—
Operating profit	493	310	1,004	887
Net other income (expense)	119	(6)	55	6
Net interest (expense) income and other financing costs	(107)	40	(122)	(64)
Income taxes	(110)	(30)	(164)	(44)
Tradeweb ownership interests	(3)	—	(9)	—
Earnings from continuing operations	392	314	764	785
Earnings (losses) from discontinued operations, net of tax	(11)	2,655	(16)	2,785
Net earnings	381	2,969	748	3,570
Dividends declared on preference shares	(1)	(1)	(4)	(4)
Earnings attributable to common and ordinary shares	$380	$2,968	$744	$3,566

Basic earnings per share	$0.46	$4.63	$0.99	$5.56
Diluted earnings per share	$0.46	$4.61	$0.98	$5.53

Basic weighted average common and ordinary shares	823,780,979	641,285,936	752,404,146	641,078,123
Diluted weighted average common and ordinary shares	829,427,276	644,471,731	756,671,587	644,289,469

Thomson Reuters Corporation

Consolidated Balance Sheet

(millions of U.S. dollars)

(unaudited)

	September 30, 2008	December 31, 2007
Assets

Cash and cash equivalents	$983	$7,497
Accounts receivable, net of allowances	1,710	1,565
Prepaid expenses and other current assets	917	512
Deferred income taxes	197	104

Current assets	3,807	9,678

Computer hardware and other property, net	1,524	731
Computer software, net	1,880	721
Identifiable intangible assets, net	8,473	3,438
Goodwill	18,683	6,935
Other non-current assets	1,723	1,328

Total assets	$36,090	$22,831

Liabilities and shareholders’ equity

Liabilities

Short-term indebtedness	$16	$183
Accounts payable and accruals	2,570	1,536
Deferred revenue	1,056	1,108
Current portion of long-term debt and finance lease obligations	832	412

Current liabilities	4,474	3,239

Long-term debt and finance lease obligations	7,440	4,264
Other non-current liabilities	1,400	783
Deferred income taxes	2,630	974

Minority interest in equity of consolidated affiliate	69	—

Shareholders’ equity

Capital	11,055	2,932
Retained earnings	10,539	10,355
Accumulated other comprehensive (loss) income	(1,517)	284

Total shareholders’ equity	20,077	13,571

Total liabilities and shareholders’ equity	$36,090	$22,831

Thomson Reuters Corporation

Consolidated Statement of Cash Flow

(millions of U.S. dollars)

(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2008	2007	2008	2007
Cash provided by (used in):

Operating activities

Net earnings	381	2,969	748	3,570
Remove losses (earnings) from discontinued operations	11	(2,655)	16	(2,785)
Add back (deduct) items not involving cash:
Depreciation	212	116	525	348
Amortization	158	66	361	189
Net losses on disposals of businesses and investments	(29)	—	(29)	(8)
Impairment of assets held for sale	—	—	72	—
Deferred income taxes	45	(9)	(85)	(70)
Other, net	(60)	65	124	200
Changes in working capital and other items	(124)	(111)	46	(207)
Cash used in operating activities – discontinued operations	(2)	(14)	(22)	(80)
Net cash provided by operating activities	592	427	1,756	1,157

Investing activities

Acquisitions, less cash acquired	(28)	(132)	(8,298)	(315)
(Payments for) proceeds from disposals of discontinued operations, net of income taxes paid	(12)	7,577	(65)	8,050
Proceeds from disposals	117	—	271	11
Capital expenditures, less proceeds from disposals	(249)	(143)	(589)	(383)
Other investing activities	(10)	(10)	(33)	(33)
Capital expenditures of discontinued operations	—	(2)	—	(97)
Acquisitions by discontinued operations	—	—	—	(54)
Other investing activities of discontinued operations	—	4	(7)	(2)
Net cash (used in) provided by investing activities	(182)	7,294	(8,721)	7,177

Financing activities

Proceeds from debt	—	—	7,600	—
Repayments of debt	—	(229)	(5,079)	(249)
Net borrowings (repayments) under short-term loan facilities	7	(234)	(1,065)	(370)
Purchase of sterling call options	—	(76)	—	(76)
Repurchase of common and ordinary shares	(53)	—	(511)	(75)
Dividends paid on preference shares	(1)	(1)	(4)	(4)
Dividends paid on common and ordinary shares	(146)	(153)	(662)	(459)
Other financing activities, net	11	4	205	19
Net cash (used in) provided by financing activities	(182)	(689)	484	(1,214)

Translation adjustments	(34)	1	(33)	1
Increase (decrease) in cash and cash equivalents	194	7,033	(6,514)	7,121
Cash and cash equivalents at beginning of period	789	422	7,497	334
Cash and cash equivalents at end of period	983	7,455	983	7,455

Thomson Reuters Corporation

Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow(1)

(millions of U.S. dollars)

(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2008	2007	2008	2007
Net cash provided by operating activities	$592	$427	$1,756	$1,157
Capital expenditures	(249)	(143)	(589)	(383)
Other investing activities	(10)	(10)	(33)	(33)
Capital expenditures of discontinued operations	—	(2)	—	(97)
Other investing activities of discontinued operations	—	4	(7)	(2)
Dividends paid on preference shares	(1)	(1)	(4)	(4)
Free cash flow	$332	$275	$1,123	$638

(1)   Free cash flow is net cash provided by operating activities less capital expenditures, other investing activities and dividends paid on preference shares. Thomson Reuters uses free cash flow as a performance measure because it represents cash available to repay debt, pay dividends and fund new acquisitions.